Filed by: CBS Outdoor Americas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBS Corporation

Commission File No.: 333-196652

July 15, 2014

CBS CORPORATION ANNOUNCES FINAL RESULTS

OF CBS OUTDOOR EXCHANGE OFFER

CBS Corporation (NYSE: CBS.A and CBS) today announced the final results of its offer to shareholders to exchange their shares of CBS Class B Common stock for up to 97 million shares of CBS Outdoor Americas Inc. (NYSE: CBSO) common stock that are owned by CBS.

The exchange offer expired at 12:00 midnight, New York City time, on July 9, 2014. Under the terms of the offer, 2.1689 shares of CBS Outdoor common stock will be exchanged for each share of CBS Class B common stock accepted in the offer. CBS accepted 44,723,131 of the tendered shares in exchange for 97 million shares of CBS Outdoor common stock owned by CBS.

Because the exchange offer was oversubscribed, CBS accepted tendered shares of CBS Class B common stock on a pro rata basis in proportion to the total number of shares validly tendered and not validly withdrawn. Shareholders who owned fewer than 100 shares of CBS Class B common stock, or an “odd lot,” and who validly tendered all of their shares, were not subject to proration in accordance with the terms of the exchange offer. All of such shares have been accepted. The final proration factor of approximately 14.7740% was applied to all other shares of CBS Class B common stock that were validly tendered and not validly withdrawn to determine the number of such shares that have been accepted from each tendering shareholder.

Based on the final count by the exchange agent Wells Fargo Bank, N.A., the final result of the exchange offer are as follows:

Total number of shares of CBS Class B common stock validly tendered and not validly withdrawn:	300,229,143
Shares tendered that were subject to proration:	299,798,292
“Odd-lot” shares tendered that were not subject to proration:	430,851
Total number of shares of CBS Class B common stock accepted:	44,723,131

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The exchange agent is expected to deliver shares of CBS Outdoor common stock as follows: (1) with respect to shares tendered through the Depository Trust Company (DTC), to the account of DTC on July 16, 2014, so that DTC can credit each applicable DTC participant (and such participant can credit its respective account holders promptly thereafter), and (2) with respect to shares tendered outside DTC, to the direct registered accounts of the respective holders by July 21, 2014. The exchange agent will mail checks in lieu of fractional shares of CBS Outdoor common stock to tendering holders with fractional interests after the exchange agent has aggregated all fractional shares and sold them in the open market. Shares of CBS stock tendered but not accepted for exchange will be returned to tendering shareholders in book-entry form.

Additional Information

The terms and conditions of the exchange offer are more fully described in the registration statement on Form S-4, which includes a prospectus, previously filed by CBS Outdoor with the Securities and Exchange Commission (“SEC”), as well as a Schedule TO, previously filed by CBS with the SEC, in each case as amended. The prospectus contains important information about CBS, CBS Outdoor, the exchange offer, the separation of CBS Outdoor from CBS, and related matters. Investors and security holders are urged to read the prospectus and any other relevant documents filed with the SEC by CBS and CBS Outdoor.

Investors can obtain a free copy of the prospectus and any other related documents on the web sites of the SEC, www.sec.gov, CBS, www.cbscorporation.com, and CBS Outdoor, www.cbsoutdoor.com.

About CBS Corporation

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand – “the Eye” – one of the most recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, radio, local TV, film, outdoor advertising, and interactive and socially responsible media. CBS’s businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Showtime Networks, CBS Sports Network, TVGN (a joint venture between CBS Corporation and Lionsgate), Smithsonian Networks, Simon & Schuster, CBS Television Stations, CBS Radio, CBS Outdoor, CBS Television Studios, CBS Global Distribution Group (CBS Studios International and CBS Television Distribution), CBS Interactive, CBS Consumer Products, CBS Home Entertainment, CBS Films and CBS EcoMedia. For more information, go to www.cbscorporation.com.

About CBS Outdoor

CBS Outdoor Americas Inc. (NYSE: CBSO) is one of the largest lessors of advertising space on out-of-home advertising structures and sites across the U.S., Canada and Latin America. The Company’s portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, the Company has a number of exclusive multi-year contracts that allow it to operate advertising displays in municipal transit systems where its customers are able to reach millions of commuters on a daily basis. The Company has displays in all of the 25 largest markets in the U.S. and over 180 markets in the U.S., Canada and Latin America, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. More information is available at www.cbsoutdoor.com.

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Press Contact:

Dana McClintock	212-975-1077	dlmcclintock@cbs.com
Shannon Jacobs	212-975-3161	SLJacobs@cbs.com

Investor Contact:

Adam Townsend	212-975-5292	adam.townsend@cbs.com
Greg Lundberg	212-297-6441	greg.lundberg@cbsoutdoor.com

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